Exhibit 99.1

Amsterdam, 13 October 2021

Just Eat Takeaway.com Q3 2021 Trading Update

Third quarter 2021 orders up 25%; GTV of €6.8 billion

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company” or together with its group companies, “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the third quarter of 2021.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “With most of the world returning to pre-pandemic life, our growth in the third quarter of 2021 has remained strong. Just Eat Takeaway.com is well-positioned for autumn and winter, our traditional growth season. We look forward to updating the market on the exciting opportunities for long-term growth across our business during our Capital Markets Day on 21 October.”

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Just Eat Takeaway.com processed 266 million orders in the third quarter of 2021, representing a 25% increase compared with the same period of 2020. GTV amounted to €6.8 billion in the third quarter of 2021, up 23% compared with the same period of 2020.

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The investment programme in the UK continued to drive sustainable network effects. Just Eat in the UK reached more than 200 million orders in the first nine months of 2021, up 51% in the third quarter of 2021 compared with the same period last year. Just Eat UK surpassed the one billion orders milestone since its foundation, demonstrating its enormous scale and longevity.

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In the US, orders in the third quarter of 2021 increased 3% compared with the same period last year. Management started to implement an improvement programme re-focusing the Company on Grubhub's strongholds.

•	Germany was the second fastest-growing segment adding 10 million incremental orders in the quarter compared with the prior year, representing 35% order growth, demonstrating the strength of the brand.
•	On 1 October 2021, the acquisition of the Slovakian market leader Bistro.sk was completed. Bistro.sk will adopt the Company’s global brand identity.
•	As previously announced, Matt Maloney has decided to step down as member of the Company’s management board, effective 1 December 2021.
•	Management reiterates its guidance for the full year 2021:
o	Order growth (excl. Grubhub) above 45% year-on-year;
o	GTV (incl. Grubhub on a combined basis1) expected to be in a range of €28 to €30 billion;
o	Adjusted EBITDA margin (incl. Grubhub on a combined basis1) in a range of minus 1% and minus 1.5% of GTV.
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The Company will be hosting a virtual capital markets day through a live webcast scheduled to begin at 13:00 CET (12:00 GMT / 7:00 EDT) on 21 October 2021 to provide the market with further details on its strategy and increased visibility on how the Company will capitalise on the exciting, long-term growth and profit opportunities across its business. Investors and analysts are invited to register in advance at: https://channel.royalcast.com/landingpage/takeawayinvestors/20211021_1/

[1]

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

	Third quarter[1]				Year-to-date[1]
(in millions)	2021	2020	Growth	Constant currency	2021	2020	Growth	Constant currency
Orders[2]
United Kingdom	69.9	46.4	51%		204.8	123.2	66%
United States	63.5	61.5	3%		197.9	167.4	18%
Germany	38.2	28.3	35%		118.0	77.5	52%
Canada	27.5	23.6	17%		84.4	60.5	39%
Netherlands	14.5	12.5	16%		45.9	35.4	30%
Rest of the World	52.3	40.7	29%		161.6	111.7	45%
Total Orders	265.8	212.9	25%		812.6	575.6	41%

Delivery Orders
United Kingdom	30.0	6.7	346%		82.6	13.0	534%
United States	43.1	35.1	23%		129.4	91.5	41%
Germany	3.0	1.9	62%		9.5	5.0	92%
Canada	26.4	22.5	17%		81.0	57.7	40%
Netherlands	1.5	1.0	58%		4.8	2.5	89%
Rest of the World	16.2	8.9	81%		48.1	19.9	141%
Total Delivery Orders	120.2	76.1	58%		355.4	189.7	87%

GTV[3] (in billions €)
United Kingdom	1.6	1.1	45%	37%	4.6	3.0	57%	52%
United States	2.1	2.0	2%	3%	6.5	5.7	13%	20%
Germany	0.9	0.6	42%	42%	2.9	1.7	64%	64%
Canada	0.7	0.6	23%	17%	2.1	1.5	43%	39%
Netherlands	0.4	0.3	21%	21%	1.2	0.8	38%	38%
Rest of the World	1.2	0.9	30%	29%	3.7	2.5	48%	47%
Total GTV	6.8	5.5	23%	21%	20.9	15.2	37%	39%

[1] The Grubhub business was consolidated from 15 June 2021 and the Just Eat business was consolidated from 15 April 2020 on an IFRS basis. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information on a combined basis. Figures may not add up due to rounding.

[2] Total Orders represent Marketplace Orders and Delivery Orders
[3] Gross Transaction Value (GTV) represents the total value of Orders placed on our platform, including taxes, tips and any applicable consumer fees

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Joerg Gerbig, COO
Matt Maloney, Member of the Management Board

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The Company has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, and Joerg Gerbig will host an analyst and investor conference call to discuss the Q3 2021 trading update at 10:30 am CET on Wednesday 13 October 2021. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/ .

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q3 2021

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are risks from or uncertainties related to the following: innovation, competition, brand & reputation, acquisitions, global strategic projects, technology reliability & availability, data security & privacy, integration & transformation and social change, legislation & regulation. Additional information concerning key factors that could cause actual results to differ materially from those projected in the forward-looking statements can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the

Company’s Annual Reports, which may be obtained free of charge from the Company’s corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS. Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable IFRS measures in Just Eat Takeaway.com's 2020 Annual Report.

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